6620 West Broad Street Richmond, VA 23230 www.genworth.com

July 13, 2007

VIA FedEx and EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 First Street, NE

Washington, DC 20549

Re:	Genworth Financial, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed on February 27, 2007
File No. 001-32195

Dear Mr. Rosenberg:

Reference is made to the letter dated June 28, 2007 to Patrick B. Kelleher, Senior Vice President and Chief Financial Officer, Genworth Financial, Inc. (“Genworth” or “we”), setting forth the Staff’s comments on the above-referenced document (the “Comment Letter”). We are submitting this letter in response to the Staff’s Comment Letter. The headings and numbered paragraphs in this letter correspond to the original headings and numbered paragraphs in the Comment Letter. For ease of reference, we have repeated the Staff’s comments in bold text preceding each of our responses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 80

Results of Operations, page 93

1.	Please refer to your tabular and narrative disclosure of “net operating income”, a non-GAAP measure. Based on your narrative disclosure of consolidated results of operations it appears that your discussion of “net operating income” has a greater prominence than the mostly directly comparable financial measure in accordance with GAAP since you have excluded a discussion of GAAP net income for the periods presented. It also appears that this non-GAAP measure excludes both recurring items, such as net investment (gains) losses, and non-recurring items, such as net tax benefit related to IPO and gain on outsourcing services agreement. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. In addition, we note that the net investment (gains) losses have the following attributes.

Mr. Jim B. Rosenberg

July 13, 2007

•	there is a past pattern of these items occurring in each reporting period;

•	the financial impact of these items will not disappear or become immaterial in the future; and

•	there is no unusual reason that the company can substantiate to identify the special nature of these items.

These attributes raise significant questions about management’s assertions as to the usefulness of this measure for investors and the appropriateness of its presentation in accordance with Item 10 of Regulation S-K. Please refer to Questions 8, 9, and 21 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. Please confirm that you will remove this non-GAAP measure in future filings or tell us why you believe that you comply with Item 10 of Regulation S-K.

We believe our discussion of “net operating income” as reconciled to net income on page 93 of our 2006 Form 10-K provides a useful and transparent view of our consolidated financial results on a basis consistent with how our management evaluates our overall business performance. We believe the exclusion of investment gains (losses) as well as the net tax benefit related to our IPO and the gain on the sale of our outsourcing services business from net income enhances the comparability of our operating performance across reporting periods. A significant component of our net investment gains (losses) are the result of credit-related impairments and credit-related gains and losses, the timing of which can vary significantly depending on market credit cycles. In addition, the size and timing of other investment gains (losses) are often subject to our discretion and are influenced by market opportunities, as well as asset-liability matching considerations. Infrequent or unusual non-operating items such as the net tax benefit related to our IPO and the gain on the sale of our outsourcing business have also been excluded from “net operating income” because, in our opinion, they are not indicative of overall operating trends.

However, we confirm that beginning with our Quarterly Report on Form 10-Q for the second quarter of 2007, we will discontinue our presentation and discussion of “net operating income” in the consolidated results of operations section of the MD&A section of our periodic reports.

Results of Operation by Segment, page 97

2.	Please refer to your disclosure that “management regularly reviews the performance of each of our operating segments (Protection, Retirement Income and Investments and Mortgage Insurance) based on the after-tax net operating income (loss) of the segment…” This disclosure appears to be inconsistent with your disclosure in Note 21 to the financial statements. Please refer to section (a), operating and geographic segments, which states that “segment income represents the basis on which the performance of our business is assessed by management.” Your tabular disclosure on page 197 appears to define segment income as net income (loss) from continuing operations. Based on your disclosure it is not clear which measure is used by the CODM for purposes of making decisions about allocating resources and assessing the performance of segment operations. Please provide us in disclosure-type format a revised discussion that is consistent with the measure used by the CODM to assess segment performance.

Mr. Jim B. Rosenberg

July 13, 2007

Our Chief Operating Decision Maker, or CODM, evaluates segment performance and allocates resources on the basis of segment net operating income, or otherwise referred to as “net operating income.” We accidentally omitted “operating” in the sentence you reference in Note 21. We will correct this omission in our future filings.

The proposed revised disclosure in Note 21 of our consolidated financial statements is as follows:

Our chief operating decision maker evaluates segment performance and allocates resources on the basis of “net operating income.” We define net operating income (loss) as net income (loss) from continuing operations excluding after-tax net investment gains (losses) and other adjustments, changes in accounting principles and infrequent or unusual non-operating items. We exclude net investment gains (losses) and infrequent or unusual non-operating items because we do not consider them to be related to the operating performance of our segments and Corporate and Other activities. A significant component of our net investment gains (losses) are the result of credit-related impairments and credit-related gains and losses, the timing of which can vary significantly depending on market credit cycles. In addition, the size and timing of other investment gains (losses) are often subject to our discretion and are influenced by market opportunities, as well as asset-liability matching considerations. Infrequent or unusual non-operating items are also excluded from net operating income if, in our opinion, they are not indicative of overall operating trends. While some of these items may be significant components of net income in accordance with U.S. GAAP, we believe that net operating income, and measures that are derived from or incorporate net operating income, are appropriate measures that are useful to investors because they identify the income attributable to the ongoing operations of the business. However, net operating income (loss) is not a substitute for net income determined in accordance with U.S. GAAP. In addition, our definition of net operating income may differ from the definitions used by other companies.

Protection segment, page 98

Payment protection insurance, page 104

3.	Your disclosure of selected operating performance measures includes the measure “gross written premiums, premium equivalents and deposits”, which is a non-GAAP measure. Please tell us in disclosure-type format how this measure is calculated and why you did not provide the information required by Item 10(e) of Regulation S-K. Please explain what is meant by the term “premium equivalents” and why an amount that appears not to include premiums or deposits is meaningful to investors.

“Gross written premiums, premium equivalents and deposits” is an operating metric that measures the volume of new and renewal

Mr. Jim B. Rosenberg

July 13, 2007

business generated in a period rather than a measure of the company’s revenues or profitability during that period. We also disclose sales and insurance in-force operating metrics related to our other businesses in our filings. These measures are used by our management and are commonly used in the insurance industry as measures of operating performance. Accordingly, we do not believe Item 10(e) of Regulation S-K applies to these operating metrics.

“Premium equivalents” result when a customer self-insures and utilizes our administration capabilities to pay claims and other services under an administrative services only arrangement that are common in the life and health insurance industry. In return for providing these services to the customer, we receive a fee that is recorded as other income in the financial statements. As an operating metric, we show the equivalent premium for that customer as an indicator of the volume of business administered that will result in future servicing fees.

We will include a description of our sales and insurance in-force operating metrics in our future filings as follows:

Management’s discussion and analysis by segment also contains selected operating performance measures including “sales” and “insurance in-force” or “risk in-force” which are commonly used in the insurance industry as measures of operating performance.

Management regularly monitors and reports the sales metrics as a measure of volume of new and renewal business generated in a period. Sales refers to (1) annualized first-year premiums for term life insurance, long-term care insurance and Medicare supplement insurance; (2) new and additional premiums/deposits for universal life insurance, linked-benefits, spread-based and variable products; (3) new deposits for managed assets; (4) written premiums and deposits, gross of ceded reinsurance and cancellations, and premium equivalents, where we earn a fee for administrative services only business, for payment protection insurance; (5) new insurance written for mortgage insurance, which in each case reflects the amount of business the company generated during each period presented; and (6) written premiums net of cancellations for our Mexican insurance operations. Sales do not include renewal premiums on policies or contracts written during prior periods. We consider annualized first-year premiums, new premiums/deposits, written premiums, premium equivalents and new insurance written to be a measure of our operating performance because they represent a measure of new sales of insurance policies or contracts during a specified period, rather than a measure of our revenues or profitability during that period.

Management regularly monitors and reports insurance in-force and risk in-force. Insurance in-force for our life insurance, international mortgage insurance and U.S. mortgage insurance businesses is a measure of the aggregate face value of outstanding insurance policies as of the respective reporting date. Risk in-force for our international mortgage insurance and U.S. mortgage insurance businesses is a measure that recognizes that the loss on any particular mortgage loan will be reduced by the net proceeds received upon sale of the underlying property. We consider insurance in-force and risk in-force to be a measure of our operating performance because they represent a measure of insurance risk in-force at a specific date, rather than a measure of our revenues or profitability during that period.

Mr. Jim B. Rosenberg

July 13, 2007

These operating measures enable us to compare our operating performance across periods without regard to revenues or profitability related to policies or contracts sold in prior periods or from investments or other sources.

Contractual Obligations Table, page 137

4.	Please refer to footnote 5 regarding “insurance liabilities.” You indicate that the reason that the obligations in the table exceed the liabilities recorded in your consolidated balance sheet is due to reflecting, in the table, future credited interest for investment contracts and tabular interest for insurance policies. Please clarify for us in disclosure-type format whether the cash payments in the table related to “in-force insurance policies” are discounted consistent with the “present value” concept required by FAS 60.

Our liability for future annuity and contract benefits and liability for policy and contract claims are discounted as required by SFAS No. 60. The cash payments included in our contractual obligations table on page 137 are not discounted. We will clarify footnote 5 to this table in our 2007 Annual Report on Form 10-K which is black-lined to our 2006 Annual Report on Form 10-K disclosure:

Includes estimated claim and benefit, policy surrender and commission obligations offset by expected future deposits and premiums on in-force insurance policies and investment contracts. Estimated claim and benefit obligations are based on mortality, morbidity and lapse assumptions comparable with our historical experience. The obligations in this table have not been discounted at present value. Therefore, the estimated obligations for insurance liabilities presented in this table significantly exceed the liabilities recorded in reserves for future annuity and contract benefits and the liability for policy and contract claims. In contrast to this table, our obligations recorded in the consolidated balance sheets are recorded in accordance with U.S. GAAP where the liabilities are discounted consistent with the present value concept under SFAS No. 60, as applicable. ~~do not incorporate future credited interest for investment contracts or tabular interest for insurance policies~~. Due to the significance of the assumptions used, the amounts presented could materially differ from actual results. We have not included separate account obligations as these obligations are legally insulated from general account obligations and will be fully funded by cash flows from separate account assets. We expect to fully fund the obligations for insurance liabilities from cash flows from general account investments and future deposits and premiums.

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Mr. Jim B. Rosenberg

July 13, 2007

We acknowledge the following:

•	Genworth is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Genworth’s filings; and

•	Genworth may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *    *

We appreciate the opportunity to work with the Staff to continue to enhance our financial disclosures. Should you have any questions regarding our responses, please contact Patrick B. Kelleher at (804) 662-2411 or Scott R. Lindquist at (804) 662-2680.

Sincerely,

/s/ Patrick B. Kelleher	/s/ Scott R. Lindquist
Patrick B. Kelleher	Scott R. Lindquist
Senior Vice President – Chief Financial Officer (Principal Financial Officer)	Vice President and Controller (Principal Accounting Officer)

cc:

Don Abbott,

Senior Staff Accountant, U.S. Securities and Exchange Commission

Christine Allen,

Staff Accountant, U.S. Securities and Exchange Commission

Michael D. Fraizer,

Chairman, President and Chief Executive Officer, Genworth Financial, Inc.